SGOCO ANNOUCES MANAGEMENT AND BOARD CHANGES

BEIJING, CHINA, January 3, 2014 – SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the display market, today announced that Mr. Burnette Or will step down as Chief Executive officer (“CEO”) and as a member of the Board of Directors, due to his health reasons. The Board has named Mr. David Xu, currently SGOCO’s Chief Operating Officer (“COO”), to serve as a Director, CEO and President, effective January 1, 2014. In addition, the Company also announced that Mr. Tin Man Or has been appointed Chairman of the Board, also effective January 1, 2014, replacing Mr. Burnette Or, who will act as an advisor for the Board over the next twelve months.

Prior to his recent appointment as Chairman, Mr. Tin Man Or served as a director of the Board since April 1, 2010. Mr. Or has over 35 years of experience in the investment and marketing of the display and trading industries throughout Greater China. Mr. Or also owns Sun Zone Investments Limited, which is the major shareholder of SGOCO Group, Ltd. From 2005 to 2011, he served as General Manager of Honesty Holdings Group Limited (“Honesty Group”) before SGOCO’s sale of Honesty Group and transformation into a light-asset business model. Before 2005, Mr. Tin Man Or served as General Manager in various private companies incorporated in Hong Kong that were engaged in investments and general trading businesses.

Mr. David Xu served as the Company’s CFO for over 2 years whereby he oversaw the financial management of SGOCO and successfully transformed the Company’s business model and bolstered its investor relations efforts to achieve a higher level of visibility within the investor community. In July 2013, David was appointed as COO, where he played a key role in implementing SGOCO’s four-pronged growth strategy, which expanded our distribution networks and propelled the Company towards higher growth industries. Prior to joining SGOCO in May 2011, David served a number of important corporate management roles in the past 20 years including his 10-year tenure with General Electric since 1992, CFO of China Maple Leaf Educational Systems and CFO of the World Bank IFC/CUNA Mutual Insurance joint venture company. David has also acted as an independent consultant advising clients including Manulife Financial, Zurich Financial Services and TD Bank Financial Group.

Mr. Burnette Or, outgoing Chairman and CEO, commented on the announcement. “Both Mr. Or and David have accumulated a wealth of experience in the industry, and both have played key roles in shaping SGOCO’s business and growth strategies over the past few years. I am very pleased with these appointments, and I am confident that they will strengthen our Board and continue to excel in their new roles as we execute our growth strategies. We are progressing quickly to move up the value chain with our products in the display market, and having Mr. Or and David more involved will be invaluable in helping the Company’s transition into the next phase of growth.”

“On behalf of the Board of Directors,” said Mr. Tin Man Or, “we wish to thank Burnette for his many years of leadership at SGOCO, and wish him a speedy recovery so that he may return to serve the Company as senior management in future. In addition, we are very pleased to have his continued support as advisor for the next twelve months to facilitate the transition.”

Regarding David’s appointment, Mr. Or continued. “After a lengthy evaluation of internal and external candidates, we have determined that David is the perfect fit for the role of CEO. David’s tenure at SGOCO equips him with a deep understanding of our operations, along with the financial strategy associated with our ongoing growth initiatives. During the past year, SGOCO has witnessed record levels of growth, breakthroughs in product development and the creation of a robust sales team under David’s leadership. I look forward to working more closely with David in his new role, and I am confident that he will continue to execute the growth strategies and lead us through the transformation into a light asset market leader in the display solution market.”

Mr. David Xu, the Company’s newly appointed CEO said, “It is an honor for me to take up this position, and take on a bigger role in leading SGOCO during this exciting time. I believe SGOCO is in the right market, targeting the right group of customers at the right time, and our business strategies continue to show promising progresses both operationally and financially with improvement in financial gains. I will continue to build further on Burnette’s achievements to focus on leveraging our unique position to transform our Company into a total display solution partner of choice for new industry verticals, channel and retail customers.”

ABOUT SGOCO GROUP, LTD.

SGOCO Group Ltd. (NASDAQ: SGOC) offers innovative display products and solutions to consumers and businesses in various industry verticals. By collaborating with its brand partners and utilizing comprehensive industry knowledge in product development, SGOCO addresses customers’ rapidly-changing display needs by delivering highly intelligent products and solutions that integrate hardware and software in SGOCO’s own brand and licensed brands. Leveraging on its highly integrated distribution channels, SGOCO primarily targets China’s rapidly-emerging tier three and four cities in China. SGOCO is also regarded as a reliable brand developer. SGOCO was established in 2005 and maintains its headquarters in Beijing, China. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Serena Wu

Investor Relations Manager

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email:ir@sgoco.com

SAFE HARBOR AND INFORMATIONAL STATEMENT

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trends and client mix; possibility of securing loans and other financing without fixed assets as collateral; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.